Norske Skog

03 JAN 24 AM 7:21

Skogn, 2003-01-15

United States Securities and Exchange Commission
Washington DC 20549

USA

03003367

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, January 15, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

SUPPL

Enclosure: Message sent to Oslo Stock Exchange January 15, 2003

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/29

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

News Release for Oslo Stock Exchange

Unusual items in the Q4 2002 accounts

In connection with Norske Skog's cost-cutting program "Improvement 2003", the company will book approximately NOK 600 million in the Q4 2002 accounts for estimated restructuring costs. This amount will be included as operating costs in the income statement, and will have an after-tax effect of approximately NOK 400 million.

A second unusual item in the Q4 accounts stems from changes to Australia's tax laws. The net effect on Norske Skog is that deferred taxes on the balance sheet are reduced by approximately NOK 300 million, with a corresponding income effect in the income statement.

As mentioned previously, the Q4 2002 accounts will also include the gain on the sale of forestland of approximately NOK 160 million. This amount will be included under "other items" in the income statement.

Oxenøen, 15.01.2003

NORSKE SKOG

Corporate Communication

Contacts:

Media:	Hanne Aaberg, phone +47 67 59 90 29 or +47 913 51 681
Financial market:	Jarle Langfjæran, phone +47 67 59 93 38 or +47 909 78 434